

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 14, 2021

Brian Coe
Chief Executive Officer
Talis Biomedical Corporation
230 Constitution Drive
Menlo Park, CA 94025

   Re: Talis Biomedical Corporation
     Amendment No. 1 to Draft Registration Statement on Form S-1
     Submitted January 6, 2021
     CIK No. 0001584751

Dear Mr. Coe:

  We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 1 to Draft Registration Statement on Form S-1 submitted January 6, 2021

Series 1 convertible preferred stock to be outstanding after this offering, page 11

1. We note your response to prior comment 5. As requested by that comment, in an appropriate location in your prospectus, please disclose the business purposes for the contemplated issuance of the Series 1 convertible preferred stock in connection with your offering, why your majority stockholder desires to own a post-offering security that provides it with the option to convert its ownership to non-voting common stock at a point in the future, and any other information regarding the transaction or the related person in the context of the transaction that is material to investors in light of the circumstances of the particular transaction. Please refer to Regulation S-K Item 404(a)(6).

Talis One Test, page 126

2.   We note your response to prior comment 9. Please revise the Overview section of the Summary to clearly disclose that your initial focus was on women's health and sexually transmitted infections and that you postponed development of that program to focus on a COVID-19 test.

Intellectual property, page 134

3.   We note your response to prior comment 12. Please revise your disclosure to indicate how the in-licensed intellectual property from the University of Chicago and Caltech impacts your competitive position in the industry.

You may contact Michael Fay at 202-551-3812 or Brian Cascio at 202-551-3676 if you have questions regarding comments on the financial statements and related matters. Please contact Jeffrey Gabor at 202-551-2544 or Tim Buchmiller at 202-551-3635 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Karen E. Deschaine, Esq.